SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.              English translation of a letter dated July 20, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, July 20, 2020

Chairman of the

Comisión Nacional de Valores

Mr. Adrian Cosentino

Re.: “Asociación Civil de Consumidores, Usuarios y Contribuyentes de Río Negro a/Telecom Argentina SA a/Daños y Perjuicios” (summary proceeding) (Docket: B-467-C-3-19).

Dear Sirs,

I am writing to you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in connection with our previous communication dated May 13, 2019 regarding the aforementioned case.

In this regard, I inform that the acting Court ordered the consolidation of Docket  B-467-C-3-19 with the case in re. “Asociación por la Defensa de Usuarios y Consumidores con Cablevisión S.A. s/sumarísimo” (Docket 4010/2017), which is pending before the Lower National Court in Commercial matters No. 31, Secretariat No. 61 and was transmitted.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	July 21, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations